

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Alan W. Dakey
President and Chief Executive Officer
Peoples Financial Services Corp.
82 Franklin Ave.
Hallstead, PA 18822

> **Re:** **Peoples Financial Services Corp.**
> **Registration Statement on Form S-4**
> **Filed August 13, 2013**
> **File No. 333-190587**

Dear Mr. Dakey:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed on August 13, 2013

General

1. A beneficial ownership table of Peoples should be included as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

Cover Page

2. Your disclosure states that "[i]n the merger, Penseco shareholders will receive 1.3636 shares of Peoples common stock for each share of Penseco common stock they own at the effective time of the merger, subject to adjustment in accordance with the merger agreement." Please revise the cover page to describe such potential adjustments in greater detail or add a cross reference to the disclosure in the section headed "Terms of

the Merger" on page 68. Also revise Question 8 on page 4 and the penultimate paragraph on page 9 to clarify that the merger consideration is subject to adjustment.

3.   Please revise the cover page to disclose that Peoples' and Penseco's shareholders have dissenter/appraisal rights. Additionally, add a reference to Question 14 on page 5 and the "Rights of Dissenting Shareholders" section on page 90.

4.   Please revise the inside front cover page of your prospectus to state that security holders must request the information incorporated by reference no later than five business days before the date they must make their investment decision. Refer to Item 2 to Form S-4.

Questions and Answers about the Merger

Q 14: Do I have the right to dissent from the merger?, page 5

5.   Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the disclosure in the "Rights of Dissenting Shareholders" section on page 90.

Prospectus Summary

Peoples and Penseco directors and management may have interests…, page 11

6.   Please revise to quantify the aggregate interest of each director and manager.

Peoples will pursue a Nasdaq listing of its common stock…, page 13

7.   Please revise to add a cross-reference to the penultimate risk factor on page 32.

Risk Factors

Risks Relating to the Merger, page 25

8.   Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

The Merger, page 40

9.   Please revise to discuss whether the executive committee of Penseco's board considered potential business combinations with third parties other than Peoples. Also explain why the committee decided to pursue a business combination with Peoples rather than other third parties.

10. Please revise this section to:
    - quantify the proposed exchange ratio discussed at the meeting held on April 5, 2013;
    - disclose in greater detail the potential risks of the transaction discussed at the Penseco board meeting held on May 28, 2013; and
    - disclose in greater detail the strategic alternatives discussed at the Peoples board meeting held on May 31, 2013.

11. You disclose that between June 12, 2013 and June 28, 2013 the parties negotiated the terms of the definitive merger agreement. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

12. Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Boenning & Scattergood, Inc. and Griffin Financial Group, LLC in connection with rendering the fairness opinions. Please also supplementally provide us with copies of the Boenning and Griffin engagement letters.

13. You disclose that Boenning and Griffin each used internal financial projections for Peoples and Penseco, as provided by Peoples' and Penseco's senior management teams, and that such projections were not prepared with a view towards public disclosure. Please revise your disclosure to discuss in greater detail the bases for and the nature of the material assumptions underlying the projections. Also supplementally provide us with copies of such projections and tell us how you concluded that disclosure of the projections is not necessary or appropriate.

Boenning's Compensation..., page 56

14. We note your disclosure that Peoples agreed to pay Boenning a transaction fee of approximately $805,000, of which $275,000 was paid upon the signing of a definitive agreement with the remainder to be paid upon the closing of the merger. Please reconcile your disclosure with the language in the third paragraph of Boenning's opinion, which states that its fees were not contingent upon completion of the merger. If a substantial portion of the payment for the opinion was conditioned upon the completion of the transaction, please revise your disclosure to explain how the Peoples board assessed the significance and reliability of Boenning's fairness opinion in light of such condition.

Valuation of Penseco, page 66

15. In the first paragraph on page 68, you disclose that Penseco agreed to pay Griffin:
    - a non-refundable retainer fee payable upon execution of the engagement letter;
    - a fee payable upon the delivery of Griffin's fairness opinion; and
    - a fee contingent on the completion of a transaction.

    Please revise your disclosure to quantify each of such fees. If a substantial portion of the aggregate fees paid to Griffin was conditioned upon the completion of the transaction, please revise your disclosure to explain how the Penseco board assessed the significance and reliability of Griffin's fairness opinion in light of such condition.

Rights of Dissenting Shareholders, page 90

16.   Please restate the dates of the special meetings for each of Peoples and Penseco in this section.

Executive Compensation

Compensation Discussion and Analysis, page 107

17.   Please revise to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of Regulation S-K. Alternatively, if you concluded that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K, please tell us the basis for that conclusion.

Annual Cash Incentives, page 108

18.   You disclose that the annual cash incentives reward your executive officers for the achievement of "Economic Profit Targets and Individual Strategic Targets." Please revise to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Benchmarking, page 110

19.   Please revise your disclosure to identify the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv) of Regulation S-K.

Related Party Transactions, page 117

20.   In the last sentence of this section, please revise to remove the qualification "in the opinion of Peoples Neighborhood Bank's Management;" it is inappropriate. Refer to Instruction 4 to 404(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 118

21.   Please revise your MD&A disclosure to include a discussion of your operating
       environment, as you have done on pages 20 to 22 in Peoples' Form 10-K for the fiscal
       year ended December 31, 2011. Also include quantification of economic indicators in
       your revised disclosure, to the extent feasible.

Annex C – Fairness Opinion of Griffin

22.   The last paragraph on page 2 states that Griffin's opinion is provided to Penseco's board
       of directors and "may not be relied upon by any other person for any other reason." This
       limitation appears to limit reliance by investors on the opinion. We view the limitation as
       inappropriate since the opinion is being provided to shareholders in a public disclosure
       document under the federal securities laws. Please either delete the limitation or disclose
       the basis for the advisor's belief that shareholders cannot rely on the opinion to support
       any claims against it arising under applicable state law. Describe any applicable
       authority or disclose that the availability of this defense will be resolved by a court of
       competent jurisdiction. Also disclose that the resolution will have no effect on the rights
       and responsibilities of the board of directors under applicable state law and disclose that
       the availability of the defense would have no effect on the rights and responsibilities of
       either the advisor or the board under federal securities laws.

Exhibits

General

23.   Please file as exhibits:
       • the Incentive Compensation Plan adopted by Peoples' directors;
       • the consents of each director nominee named in the section headed "Board Positions
         and Compensation" on page 81 who has not signed the registration statement. Refer
         to Rule 438 of the Securities Act of 1933; and
       • all contracts or forms thereof entered into pursuant to the Merger, including any
         employment agreements.

24.   We note that you have filed forms of legal and tax opinions as exhibits 5.1, 8.1 and 8.2,
       respectively. Please file signed and dated opinions as soon as possible.

Exhibit 8.2

25.   Please revise the second paragraph to limit counsel's reliance on statements, covenants,
       representations and warranties to factual matters.

26.   Please revise the penultimate paragraph on page 2 to state that the discussion referenced
       in the opinion numbered (ii) constitutes counsel's opinion. Also revise your disclosure to

state that the discussion in the tax consequences section of the prospectus is counsel's opinion.

27.   Please refer to the first two sentences in the last paragraph of the tax opinion. You may not include language implying that investors in the offering are not entitled to rely on the opinions expressed. Please remove the language in this paragraph that limits the use of the opinions solely for the benefit of Penseco.

Exhibits 23.5 and 23.6

28.   We note that the consents of Boenning & Scattergood, Inc. and Griffin Financial Group, LLC, filed respectively as Exhibits 23.5 and 23.6, do not comply with Rule 436(a) of the Securities Act of 1933, as the consents do not expressly state that Boenning, in the case of Exhibit 23.5, and Griffin, in the case of Exhibit 23.6, consents to the *quotation or summarization* of its opinion in the registration statement. Please refile the consents with the proper representation.

Penseco Financial Services Corporation - Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Awards, page 30

29.   You disclose that the non-equity incentive awards are designed to reward your executive officers for the achievement of certain corporate performance (relating to core earnings, core revenue, core efficiency rating, loan growth, deposit growth and asset growth) and individual performance goals. Please revise future filings to disclose the specific objectives used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Executive Compensation, page 32

30.   Please revise future filings to disclose the information required by Item 402(g) of Regulation S-K.

Signatures

31.   We note that Patrick Scanlon has signed for the registrant but has not signed in his capacity as Principal Financial Officer on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/Mark Webb for

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Scott A. Seasock
        Erik Gerhard, Esq.